UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July, 2006
Commission File Number 1-7616
PIONEER CORPORATION
(Translation of registrant’s name into English)
4-1, MEGURO 1-CHOME, MEGURO-KU, TOKYO 153-8654, JAPAN
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Notice of Resolutions at the 60th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIONEER CORPORATION (Registrant)
Date: July 5, 2006
	By	/s/ Tamihiko Sudo
Tamihiko Sudo
President and Representative Director

This report on Form 6-K contains the following:
1.	The English-translated Resolution Notice passed at the 60th Ordinary General Meeting of Shareholders of common stock of the Company held on June 29, 2006.

(Translation)
June 29, 2006
To Our Shareholders:
Notice of Resolutions at the 60th Ordinary General Meeting of Shareholders
We take pleasure in informing you that the matters were reported on or acted upon as described hereunder at the 60th Ordinary General Meeting of Shareholders of the Company held on June 29, 2006.
Very truly yours,
Tamihiko Sudo
President and Representative Director
Pioneer Corporation
4-1, Meguro 1-chome, Meguro-ku, Tokyo
Description
Matters reported on:
1.	The Business Report, Balance Sheet and Statement of Operations for the 60th Accounting Period (from April 1, 2005, to March 31, 2006)

2.	Consolidated Balance Sheet, Consolidated Statement of Operations, and Audit Reports for Consolidated Financial Statements by the Accounting Auditor and the Board of Corporate Auditors
Matters acted upon:
    Agenda Item No. 1. Approval of Proposal of Appropriation of Unappropriated Retained Earnings for the 60th Accounting Period
It was approved as proposed to pay a year-end cash dividend at the ratio of 2.5 yen per share of common stock.
    Agenda Item No. 2. Partial Amendment to the Articles of Incorporation
This was approved as proposed to make necessary amendments to the provisions of the Articles of Incorporation to comply with the Company Law of Japan and related laws and ordinances, which took effect as of May 1, 2006.
    Agenda Item No. 3. Election of Eight (8) Individuals as Directors
As proposed, Messrs. Tamihiko Sudo, Hajime Ishizuka, Osamu Yamada, Satoshi Matsumoto, Akira Haeno, Shinji Yasuda, Tatsuhiro Ishikawa and Shunichi Sato were elected. All those elected assumed their offices, respectively.
    Agenda Item No. 4. Election of One (1) Individual as Substitute Auditor in Case of a Vacancy
As proposed, Ms. Kozue Shiga was elected.
    Agenda Item No. 5. Presentation of Retirement Allowance to a Retiring Director
It was approved as proposed to present the retirement allowance to Messrs. Akira Niijima, Tadahiro Yamaguchi, Koichi Shimizu, Kanya Matsumoto and Kaneo Ito who retired from the offices of Director, for their services rendered during their terms in offices, within a reasonable amount in accordance with the existing regulations of the Company; it was also approved to leave the determination of the exact amount, time, method, etc. of the presentation to the resolution of the Board of Directors.
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Please be advised that at the Board of Directors’ meeting held after the Shareholders’ Meeting, Mr. Shinji Yasuda was newly appointed as Managing Director and assumed the office.
Accordingly, the Company’s Directors and Corporate Auditors are currently as follows:

* President	Tamihiko Sudo	Director	Tatsuhiro Ishikawa
* Senior Managing Director	Hajime Ishizuka	Director	Shunichi Sato
Senior Managing Director	Osamu Yamada
Managing Director	Satoshi Matsumoto	Corporate Auditor (full time)	Makoto Koshiba
Managing Director	Akira Haeno	Corporate Auditor	Isao Moriya
Managing Director	Shinji Yasuda	Corporate Auditor	Keiichi Nishikido

Notes 1.	* Representative Director

2.	Messrs. Tatsuhiro Ishikawa and Shunichi Sato satisfy the requirement of “outside director” under the Company Law of Japan.

3.	Messrs. Isao Moriya and Keiichi Nishikido satisfy the requirement of “outside corporate auditor” under the Company Law of Japan.
In addition, at the above Board of Directors’ meeting, Messrs. Buntarou Nishikawa and Yoichi Sato were newly elected as Senior Executive Officer, Messrs. Tatsuo Takeuchi and Masanori Kurosaki were newly elected as Executive Officer, and all those elected assumed their offices, respectively.
Accordingly, the Company’s Executive Officers are currently as follows:

Senior Executive Officer	Masao Kawabata	Executive Officer	Tsutomu Haga
Senior Executive Officer	Yoshio Taniyama	Executive Officer	Kaoru Sato
Senior Executive Officer	Hideki Okayasu	Executive Officer	Keiichi Yamauchi
Senior Executive Officer	Buntarou Nishikawa	Executive Officer	Kazumi Kuriyama
Senior Executive Officer	Yoichi Sato	Executive Officer	Toshiyuki Ito
Executive Officer	Sumitaka Matsumura	Executive Officer	Tatsuo Takeuchi
Executive Officer	Kenji Sato	Executive Officer	Masanori Kurosaki
Executive Officer	Susumu Kotani
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